Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES CONTRACT WITH MAHDIA GOLD

Northcore to provide comprehensive social media strategy, tools and support

Toronto, Ontario – November 8, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, announced today that that it has entered into an agreement with Mahdia Gold Corporation to deliver a holistic social media strategy including the associated tools and support.

Mahdia is a high potential, publically listed company in the mining sector.  With significant holdings in the Guyana goldfields and a young, tech savvy management team, Mahdia has enthusiastically embraced the use of emerging technologies and social media tools.  Under the terms of the agreement, Northcore will provide strategic consulting to develop an end-to-end social media strategy and then deploy an appropriate execution toolset. The engagement will include the creation of an interactive web presence which will provide detailed information on Mahdia and Guyana.  In addition, the solution will include integrated Twitter feeds and linkages to other online properties such as Facebook and Linked In.  This will allow investors and other interested parties to observe Mahdia's progress as it develops its current properties and acquires new holdings.

“We are pleased to be working with our partners at Mahdia to implement an aggressive social media strategy,” said Amit Monga, CEO of Northcore Technologies. “This represents a notable new customer acquisition for the Northcore Social Commerce group, the formation of which I recently announced.  It is also a important undertaking for us because it marks an initial foray into a new geographic segment."

 Companies interested in exploring opportunities in social commerce should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at GoSocial@northcore.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Northcore Announces New Contract

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com